UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2009.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING DIFFERENCES IN THE CONSOLIDATED FINANCIAL RESULTS BETWEEN THE SIX MONTHS ENDED SEPTEMBER 30, 2009 AND THE SIX MONTHS ENDED SEPTEMBER 30, 2008

On November 9, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding differences in the consolidated financial results between the six months ended September 30, 2009 and the six months ended September 30, 2008.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 9, 2009

November 9, 2009

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Differences in the Consolidated Financial Results Between

the Six Months Ended September 30, 2009 and the Six Months Ended September 30, 2008

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that the consolidated financial results for the six months ended September 30, 2009 (April 1, 2009 ~ September 30, 2009) differed from the consolidated financial results for the six months ended September 30, 2008 (April 1, 2008 ~ September 30, 2008) as set forth below.

1.	Differences in the Financial Results[1]

(Millions of yen)
	Operating Revenues	Operating Income	Income Before Income Tax	Net Income Attributable to NTT[2]
Six Months Ended September 30, 2009 (A)	4,998,108	646,770	643,590	282,244
Six Months Ended September 30, 2008 (B)	5,164,593	745,082	771,161	406,353
Change (C) = (A) – (B)	(166,485)	(98,312)	(127,571)	(124,109)
Percent Change (C) / (B)	(3.2)%	(13.2)%	(16.5)%	(30.5)%

Notes:	1.	NTT Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	“Net Income Attributable to NTT” is calculated in the same manner as “Net Income” was calculated until the prior fiscal year.

2.	Reason for the Difference

The difference in the consolidated financial results for the six months ended September 30, 2009 and the consolidated financial results for the six months ended September 30, 2008 is due to the decline in Operating Income, Income Before Income Taxes and Net Income Attributable to NTT, mainly as a result of the decline in revenues from fixed and mobile voice related services and sale of telecommunications equipment.

The percentage decrease in Net Income Attributable to NTT is larger on a relative basis due to the decrease in income taxes (a decrease in deferred tax liability) which resulted from NTT DOCOMO Inc.’s merger of its eight regional subsidiaries during the six months ended September 30, 2008.

For further inquiries, please contact:
(Mr.) Yui or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581
Fax: +81-3-5205-5589